February 20, 2026

Robert W. D   Loren
Chief Executive Officer
XCel Brands, Inc.
550 Seventh Ave, 11th Floor
New York, NY 10018

       Re: XCel Brands, Inc.
           Registration Statement on Form S-1
           Filed February 04, 2026
           File No. 333-293200
Dear Robert W. D   Loren:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Brad L. Shiffman